RELIANCE
Anil Dhirubhai Ambani Group

RECEIVED
APR 23 A 11:
OF INTERNATIONAL
CORPORATE FINANCE

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

07022839

17th April, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : Disclosures made to Indian Stock Exchanges

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated 17th April, 2007 intimating the date of Board meeting to consider and approve the Audited Financial Results of the Company for the year ended 31st March, 2007.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

PROCESSED
APR 2 6 2007
THOMSON
FINANCIAL

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

4/24

Reliance
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

17th April, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013,
Facsimile: 22723121, 2272 2037, 2272 2039,
email : Corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sirs,

Sub: Audited Financial Results for the year ended 31st March, 2007

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, the 25th April, 2007, inter alia, to consider and approve the Audited Financial Results of the Company for the year ended 31st March, 2007.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

17th April, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
email: cmlist@nse.co.in
NSE Symbol : RNRL

Dear Sirs,

Sub: Audited Financial Results for the year ended 31st March, 2007

In terms of Clause 41 of the Listing Agreement entered into with Stock Exchanges, we hereby notify that a meeting of the Board of Directors of the Company is scheduled to be held on Wednesday, the 25th April, 2007, inter alia, to consider and approve the Audited Financial Results of the Company for the year ended 31st March, 2007.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited

END